Exhibit (d)(23)(x)

January 1, 2011

ING Mutual Funds

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

For shares of ING Global Natural Resources Fund, and ING Global Real Estate Fund, each a series of ING Mutual Funds (together, the “Funds”), ING Investments, LLC shall waive or lower its investment management fee with respect to each class of shares of the Funds in accordance with the Expense Limitation Agreement between ING Investments, LLC, and ING Mutual Funds, dated September 23, 2002, as amended, as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Share Classes
Name of Fund	A	B	C	I	O	W
ING Global Natural Resources Fund	1.85%	N/A	N/A	1.60%	N/A	1.60%
ING Global Real Estate Fund	1.65%	2.40%	2.40%	1.40%	1.65%	1.40%

We are willing to be bound by this letter agreement to lower our fee for the period from January 1, 2011 through and including March 1, 2012.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall not be eligible for recoupment.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road
Suite 100	Tel:	480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax:	480.477.2700
	www.ingfunds.com